Exhibit 99.1

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Consolidated Balance Sheets as of December 31, 2024 and June 30, 2025	F-2
Unaudited Consolidated Statements of Comprehensive Loss for the six months ended June 30, 2024 and 2025	F-4
Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2024 and 2025	F-6
Notes to the Consolidated Financial Statements	F-7

CANAAN INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

As of December 31, 2024 and June 30, 2025

(all amounts in thousands, except share and per share data, or as otherwise noted)

		As of December 31,	As of June 30,
	Note	2024	2025
		US$	US$
ASSETS
Current assets:
Cash	2(c)	96,488	65,904
Accounts receivable, net		1,514	3,924
Inventories	4	94,620	107,952
Prepayments and other current assets	5	90,874	167,862
Cryptocurrency receivable, current	7	50,525	75,353
Total current assets		334,021	420,995
Non-current assets:
Cryptocurrency	6	61,821	61,845
Cryptocurrency receivable, non-current	7	19,057	32,282
Property, equipment and software, net	8	40,163	69,040
Intangible asset		901	795
Operating lease right-of-use assets		3,495	3,648
Deferred tax assets		295	296
Other non-current assets		476	480
Non-current financial investment		2,782	2,794
Total non-current assets		128,990	171,180
Total assets		463,011	592,175
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities：
Current portion of long-term loans	10	16,658	23,965
Accounts payable		13,975	29,958
Contract liabilities	2(d)	24,248	5,973
Income tax payable		10,932	10,831
Accrued liabilities and other current liabilities	9	43,406	47,737
Operating lease liabilities, current		1,237	1,828
Convertible preferred shares	13	68,113	116,654
Total current liabilities		178,569	236,946
Non-current liabilities:
Long-term loans	10	7,279	20,750
Operating lease liabilities, non-current		1,701	1,648
Deferred tax liabilities		153	135
Other non-current liabilities	9	9,055	9,093
Total liabilities		196,757	268,572

Contingencies (Note 18)

CANAAN INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

As of December 31, 2024 and June 30, 2025

(all amounts in thousands, except share and per share data, or as otherwise noted)

		As of December 31,	As of June 30,
	Note	2024	2025
		US$	US$
Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 999,999,675,000 shares authorized, 5,593,444,487 and 7,675,475,102 shares issued, 4,614,163,022 and 7,035,048,497 shares outstanding as of December 31, 2024 and June 30, 2025, respectively)	12	—	—
Subscriptions receivable from shareholders		—	—
Treasury stocks (US$0.00000005 par value; 229,281,465 and 206,755,290 shares as of December 31, 2024 and June 30, 2025, respectively)	14	(57,055)	(42,646)
Additional paid-in capital		816,363	956,473
Statutory reserves		14,892	14,892
Accumulated other comprehensive loss		(57,456)	(57,137)
Accumulated deficit		(450,490)	(547,979)
Total shareholders’ equity		266,254	323,603
Total liabilities and shareholders’ equity		463,011	592,175

The accompanying notes are an integral part of these consolidated financial statements.

CANAAN INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the Six Months Ended June 30, 2024 and 2025

(all amounts in thousands, except share and per share data, or as otherwise noted)

		For the six months ended June 30,
	Note	2024	2025
		US$	US$
Revenues
Products revenue		85,197	130,245
Mining revenue		19,768	52,326
Other revenues		1,984	414
Total Revenues		106,949	182,985
Cost of revenues
Products cost		(139,418)	(117,949)
Mining cost		(23,189)	(54,935)
Other cost		(799)	(149)
Total cost of revenues		(163,406)	(173,033)
Gross (loss) profit		(56,457)	9,952
Operating expenses:
Research and development expenses		(29,990)	(35,353)
Sales and marketing expenses		(2,651)	(7,408)
General and administrative expenses		(30,701)	(33,269)
Impairment on property, equipment and software	8	(798)	—
Gain on disposal of property, equipment and software		5,952	1,379
Total operating expenses		(58,188)	(74,651)
Loss from operations		(114,645)	(64,699)
Interest income		271	133
Interest expense		(14)	(736)
Change in fair value of cryptocurrency	6	28,457	8,312
Change in fair value of financial instruments other than derivatives	13	2,115	(21,877)
Change in fair value of financial derivatives	11	(10,007)	9,385
Excess of fair value of convertible preferred shares	13	(376)	(28,179)
Foreign exchange gains, net		9,521	1,173
Other income, net		2,297	477
Loss before income tax expense		(82,381)	(96,011)
Income tax benefit (expense)	16	1,108	(1,478)

		For the six months ended June 30,
	Note	2024	2025
		US$	US$
Net loss		(81,273)	(97,489)
Foreign currency translation adjustment, net of nil tax		(8,986)	319
Total comprehensive loss		(90,259)	(97,170)
Weighted average number of shares used in per Class A and Class B ordinary share calculation:
— Basic	17	3,918,710,608	5,385,963,052
— Diluted	17	3,918,710,608	5,385,963,052
Net loss per Class A and Class B ordinary share (cent per share)
— Basic	17	(2.07)	(1.81)
— Diluted	17	(2.07)	(1.81)
Share-based compensation expenses were included in:
Cost of revenues		116	156
Research and development expenses		3,567	3,133
Sales and marketing expenses		56	112
General and administrative expenses		10,697	9,986

The accompanying notes are an integral part of these consolidated financial statements.

CANAAN INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2024 and 2025

(all amounts in thousands, except share and per share data, or as otherwise noted)

	For the six months ended June 30,
	2024	2025
	US$	US$
Cash flows from operating activities
Net cash used in operating activities	(110,259)	(199,555)
Cash flows from investing activities:
Purchase of property, equipment and software	(2,921)	(21,001)
Proceeds from disposal of property, equipment and software	7,788	483
Proceeds from disposal of cryptocurrency	31,805	51,107
Purchase of cryptocurrency	—	(2,413)
Payment for an acquisition, net of cash acquired	(1,030)	—
Net cash provided by investing activities	35,642	28,176
Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs under At-the-Market Offering Agreements	—	42,222
Proceeds from issuance of convertible preferred shares, net of issuance costs	49,860	99,529
Proceeds from long-term borrowings, net of issuance cost	7,920	—
Payment for repurchase of ordinary shares	—	(2,135)
Proceeds from resale of treasury stock	572	1,030
Repurchase for tax withholdings on vesting of restricted share units	(572)	(1,030)
Net cash provided by financing activities	57,780	139,616
Net decrease in cash	(16,837)	(31,763)
Effect of exchange rate changes on cash	(12,529)	1,179
Cash at the beginning of period	96,154	96,488
Cash at the end of period	66,788	65,904

Supplemental disclosure of cash flow information:
Cash paid for interest	—	810
Cash paid for income tax	48	1,083
Supplemental disclosure of non-cash investing and financing activities:
Mining equipment transfer from inventory to property, equipment and software	27,541	24,492
Issuance of ordinary shares pursuant to share lending arrangement	236	944

The accompanying notes are an integral part of these consolidated financial statements.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

1.	Organization and principal activities

Canaan Inc., an exempted company with limited liability incorporated in the Cayman Islands, through wholly-owned subsidiaries (collectively referred to as the “Company”), is principally engaged in integrated circuit (the “IC”) design and sale and lease of final mining equipment by integrating its IC products for Bitcoin mining and related components in the People’s Republic of China (the “PRC”), Singapore and other countries and regions.

2.	Summary of significant accounting policies

(a)	Basis of presentation

The accompanying unaudited condensed consolidated financial statements of Canaan Inc. and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The consolidated balance sheet as of December 31, 2024 was derived from the audited consolidated financial statements of the Company. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company as of and for the year ended December 31, 2024.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of June 30, 2025, the results of operations and cash flows for the six months ended June 30, 2024 and 2025, have been made.

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet dates, and the reported revenues and expenses during the reported periods.

The Company believes that accounting estimation of warrant liability, valuation of convertible preferred shares, pre-delivery shares, derivative assets and liabilities and deferred tax assets, write-down for inventories and prepayments, valuation and recognition of share-based compensation, and impairment of property, equipment and software reflect significant judgments and estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(b)	Fair value measurements

The following table sets forth the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

As of December 31, 2024	Level 1	Level 2	Level 3	Fair value at December 31, 2024
Prepayments and other current assets (Note 11)	—	253	—	253
Cryptocurrency receivable (Note 11)	—	69,582	—	69,582
Cryptocurrency	61,821	—	—	61,821
Assets	61,821	69,835	—	131,656

Accounts payable (Note 11)	—	2,595	—	2,595
Accrued liabilities and other current liabilities (Note 11)	—	7,563	—	7,563
Convertible preferred shares (Note 13)	—	—	68,113	68,113
Long-term loans (Note 11)	—	13,999	—	13,999
Liabilities	—	24,157	68,113	92,270

As of June 30, 2025	Level 1	Level 2	Level 3	Fair value at June 30, 2025
Cryptocurrency receivable (Note 11)	—	107,635	—	107,635
Cryptocurrency	61,845	—	—	61,845
Assets	61,845	107,635	—	169,480

Accounts payable (Note 11)	—	2,628	—	2,628
Accrued liabilities and other current liabilities (Note 11)	—	9,053	—	9,053
Convertible preferred shares (Note 13)	—	—	116,654	116,654
Long-term loans (Note 11)	—	34,778	—	34,778
Liabilities	—	46,459	116,654	163,113

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

(c)	Cash

Cash represents bank deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use.

	As of December 31,	As of June 30,
	2024	2025
US dollar denominated bank deposits with financial institutions in the U.S.	21,932	10,945
Financial institutions in the PRC
RMB denominated bank deposits	13,946	32,368
US dollar denominated bank deposits	2,144	4,862
Others denominated bank deposits	55	226
Subtotal	16,145	37,456
Financial institutions in Singapore
US dollar denominated bank deposits	51,027	12,978
SGD denominated bank deposits with	2,970	1,433
Others denominated bank deposits	6	9
Subtotal	54,003	14,420
Bank deposits with other overseas financial institutions	4,408	3,083
Total	96,488	65,904

The bank deposits with financial institutions in the mainland of the PRC, Hong Kong, United States, Singapore, Malaysia and Kahzakhstan are insured by the government authorities up to RMB500, HKD500, US$250, SGD100, MYR250 and KZT15,000 per bank, respectively. The bank deposits including term deposits are insured by the government authorities with amounts up to US$3,218 and US$4,055 as of December 31, 2024 and June 30, 2025, respectively. The Company has not experienced any losses in uninsured bank deposits and does not believe that it is exposed to any significant risks on cash held in bank accounts. To limit exposure to credit risk, the Company primarily places bank deposits with large financial institutions in the PRC mainland, United States, and Singapore with acceptable credit rating.

(d)	Contract liabilities

The prepayments received from customers as of December 31, 2024 and June 30, 2025 was US$24,248 and US$5,973, respectively. The revenue recognized during the six months ended June 30, 2024 and 2025 for the beginning balance of contract liability was US$10,024 and US$22,322, respectively.

3.	Risks and concentration

(a)	Concentration of credit risk

As of December 31, 2024 and June 30, 2025, accounts receivable were US$1,514 and US$3,924, respectively.

Accounts receivable concentration of credit risk is as below:

	As of December 31,	As of June 30,
	2024	2025
Customer A	*	65%
Customer B	100%	12%

* Less than 10%

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

For the six months ended June 30, 2024 and 2025, customer which contributed more than 10% of total revenue is as below:

	For the six months ended June 30,
	2024	2025
Customer C	*	21%
Customer D	13%	*
Customer E	13%	*

* Less than 10%

(b)	Supplier concentration

For the six months ended June 30, 2024 and 2025, the Company’s purchases substantially all its integrated circuits from one supplier.

Although only a limited number of manufacturers for such integrated circuits are available, management believes that they could change their suppliers within these manufacturers which provided integrated circuits on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

4.	Inventories

Inventories consist of the following:

	As of December 31,	As of June 30,
	2024	2025
Raw materials	56,524	30,692
Work in process	5,566	22,775
Finished goods	32,530	54,485
Total	94,620	107,952

During the six months ended June 30, 2024 and 2025, the Company recorded write-down of US$55,125 and US$3,465 in cost of revenues, respectively.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

5.	Prepayments and other current assets

The prepayments and other current assets consist of the following:

	As of December 31,	As of June 30,
	2024	2025
Prepayments to vendors (Note a)	18,848	106,770
VAT recoverable and refund	62,620	48,642
Deferred charges	3,808	3,237
Prepayment for repurchase of ordinary shares	—	2,865
Deposits	2,150	1,924
Others	3,448	4,424
Total	90,874	167,862

Note a: Prepayments to vendors mainly represent prepayments made to third-party suppliers for foundry services. The Company also records a write-down for the prepayment to third-party suppliers when the Company believes that the net realizable value (being the estimated selling price of final products, less the costs of completion and selling expenses) is less than carrying amount. During the six months ended June 30, 2024 and 2025, the Company recorded write-downs of US$9,696 and US$5 for the prepayment to third-party suppliers in cost of revenues.

6.	Cryptocurrency

Cryptocurrency consist of the following::

	As of December 31, 2024			As of June 30, 2025
(in thousands, except for quantity)	Quantity	Cost Basis	Fair Value	Quantity	Cost Basis	Fair Value
Bitcoin	642	42,003	61,138	567	46,813	61,039
Others	672,680	679	683	797,720	803	806
Total Cryptocurrency		42,682	61,821		47,616	61,845

Additional information about cryptocurrency consists of the following:

	For the six months ended June 30,
	2024	2025
Beginning Balance	28,342	61,821
Cumulative effect of the adoption of ASU 2023-08	18,893	—
Revenue recognized on acceptance of cryptocurrency*	33,791	74,383
Cryptocurrency received under long-term loans agreements*	11,248	20,742
Cryptocurrency received as customer deposits*	—	2,564
Purchase of cryptocurrency	—	2,413
Return of cryptocurrency as prepayment*	—	1,626
Pledged and derecognized cryptocurrency under long-term loans agreements*	(37,316)	(31,099)
Return of cryptocurrency as customer deposits*	(10,561)	(218)
Cost of revenues recognized on payment of cryptocurrency*	(3,851)	(27,592)
Proceeds from disposal of cryptocurrency	(31,805)	(51,107)
Change in fair value of cryptocurrency	28,457	8,312
Ending Balance	37,198	61,845

* represents non-cash investing or financing activity.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

7.	Cryptocurrency receivable

Cryptocurrency receivable consist of the following::

	As of December 31, 2024		As of June 30, 2025
(in thousands, except for quantity)	Quantity	Fair Value	Quantity	Fair Value
Bitcoins transferred to fixed term product (Note a)	100	9,553	100	10,789
Bitcoins prepaid for professional services	30	2,859	—	—
Bitcoin pledged for current portion of long-term loans (Note10)	400	38,113	600	64,564
Cryptocurrency receivable, current		50,525		75,353

Bitcoin pledged for loan-term loans (Note 10)	200	19,057	300	32,282
Cryptocurrency receivable, non-current		19,057		32,282

Note a: On December 23, 2024, the Company transferred 100 Bitcoins to a crypto assets exchange institution to purchase a fixed term investment product with a minimum annual return of 1% for one year.

8.	Property, equipment and software, net

Property, equipment and software consist of the following:

	As of December 31,	As of June 30
	2024	2025
Cost:
Mining equipment	80,965	118,259
Computers and electronic equipment	11,948	11,666
Leasehold improvements	5,051	5,092
Mechanical equipment	112	113
Software	3,688	3,947
Construction in progress	9,980	13,084
Motor vehicles	242	242
Land	120	120
Total cost	112,106	152,523
Less: Accumulated depreciation and amortization	(71,943)	(83,483)
Property, equipment and software, net	40,163	69,040

Depreciation and amortization expense during the six months ended June 30, 2024 and 2025 was US$13,034 and US$19,064, respectively. The Company recognized impairment of US$798 and nil during the six months ended June 30, 2024 and 2025, respectively.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

9.	Accrued liabilities and other liabilities

	As of December 31,	As of June 30,
	2024	2025
Accrued liabilities and other current liabilities
Salary and welfare payable	16,717	17,049
Customer deposits	12,865	14,369
Refund from depository bank – current	611	4,030
Customer refund	3,682	3,692
Professional services payable	5,978	3,568
Warranty reserve (Note a)	582	1,257
Other tax payables	600	560
VAT received from customers related to contract liabilities	1,251	80
Others	1,120	3,132
Total	43,406	47,737
Other non-current liabilities
Deferred government grant	9,055	9,093
Total	9,055	9,093

Note a: For mining equipment, the Company provides its customers for 360 days warranty, subject to certain conditions, such as normal use. The Company provides for the estimated costs of warranties at the time revenue is recognized. Factors that affect the Company’s warranty obligation include product defect rates and costs of repair or replacement.

Movement of warranty reserve is as follows:

	For the six months ended June 30,
	2024	2025
Beginning Balance	878	582
Accrual for warranties issued during the period	1,586	1,732
Warranty claims paid	(1,585)	(839)
Warranty expired	(456)	(223)
Foreign currency translation adjustment	(36)	5
Ending Balance	387	1,257

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

10.	Long-term loans

On June 12, 2024, the Company, through a wholly-owned subsidiary, entered into Master Loan and Pledge Agreements (the “Agreements 1”) with a third party (the “Lender 1”). Pursuant to the Agreements 1, the Lender 1 will provide loans in tranches in USDT (also known as Tether, a stablecoin pegged to the U.S. Dollar) with a term of 18-month and an interest rate of 2.75% per annum. The Agreements 1 also require the Company to transfer 330 Bitcoins to the Lender 1 as collateral, and the loan amount will be 68% of the then-current fair market value (the “Loan-to-Value Ratio”) of the pledged Bitcoins. If the fair market value of Bitcoins fallen to below 70% of the fair market value at the loan receipt date, the Company is required to add Collateral. The repayment of the loan principal may be made in USD, USDT or if mutually agreed upon in writing prior to repayment, any other digital currency.

Pursuant to the Agreements 1, in June 2024, the Company pledged 330 Bitcoins as collateral to the Lender 1 with a fair value of US$21,041 at closing and obtained a loan with principal amount of 14,308,156 USDT. The net proceeds received in June 2024, after deducting issuance cost of 178,615 USDT, were 11,252,124 USDT (with a fair value of US$11,248). The issuance costs are reported as a direct deduction from the principal of the associated loan. The remaining net proceeds of 2,769,869 USDT (with a fair value of US$2,767), after deducting issuance cost of 107,548 USDT, were subsequently received in July 2024. As of June 30, 2025, the Company was not required to add additional Bitcoins as collateral.

On June 21, 2024, the Company, through a wholly-owned subsidiary, entered into a Master Loan Agreement (the “Agreement 2”) with another third party (the “Lender 2”). Pursuant to the Agreement 2, the Lender 2 will provide a loan in amount of US$8,041 with a term of 18-months and an interest rate of 6.75% per annum. The Agreement 2 also requires the Company to transfer 200 Bitcoins to the Lender 2 as collateral. If the fair market value of Bitcoin fallen such that the Loan-to-Value Ratio equals or exceeds 80%, the Company is required to add Collateral.

Pursuant to the Agreement 2, in June 2024, the Company pledged 200 Bitcoins as collateral to the Lender 2 with a fair value of US$12,370 at closing and obtained a loan in amount of US$8,041. The net proceeds received in June 2024, after deducting issuance costs of US$121, were US$7,920. The issuance costs are reported as a direct deduction from the principal of the associated loan. As of June 30, 2025, the Company was not required to add additional Bitcoins as collateral.

On August 9, 2024, the Company, through a wholly-owned subsidiary, entered into a Master Loan Agreement (the “Agreement 3”) with another third party (the “Lender 3”). Pursuant to the Agreement 3, the Lender 3 will provide a loan in amount of US$2,058 with a term of 18-months and an interest rate of 5.00% per annum. The Agreement 3 also requires the Company to transfer 70 Bitcoins to the Lender 3 as collateral. If the fair market value of Bitcoins fallen to below 50% of the fair market value at the loan receipt date, the Company is required to add Collateral.

Pursuant to the Agreement 3, in August 2024, the Company pledged 70 Bitcoins as collateral to the Lender 3 with a fair value of US$4,117 at closing and obtained a loan in amount of US$2,058. The net proceeds received in August 2024, after deducting issuance costs of US$41, were US$2,017. The issuance costs are reported as a direct deduction from the principal of the associated loan. As of June 30, 2025, the Company was not required to add additional Bitcoins as collateral.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

On January 22, 2025, the Company, through a wholly-owned subsidiary, entered into additional loan agreement pursuant to the Agreement 1 (the “Agreements 1.1”) with the Lender 1 under the Agreement 1. Pursuant to the Agreements 1.1, the Lender 1 will provide loans in tranches in USDT with a term of 18-month and an interest rate of 2.5% per annum. The Agreements 1.1 also require the Company to transfer 300 Bitcoins to the Lender 1 as collateral. If the fair market value of Bitcoins fallen to below 69% of the fair market value at the loan receipt date, the Company is required to add Collateral.

Pursuant to the Agreements 1.1, in January 2025, the Company pledged 300 Bitcoins as collateral to the Lender 1 with a fair value of US$31,099 at closing and obtained a loan with principal amount of 21,165,052 USDT. The net proceeds received in January 2025, after deducting issuance cost of 423,301 USDT, were 20,741,751 USDT (with a fair value of US$20,742). The issuance costs are reported as a direct deduction from the principal of the associated loan. As of June 30, 2025, the Company was not required to add additional Bitcoins as collateral.

As of June 30, 2025, US$23,965 from Agreements 1, Agreements 2 and Agreements 3 were classified as current portion of the long-term loans. Interest expense pertaining to the above loans amounted to US$14 and US$736 was recorded for the six months ended June 30, 2024 and 2025, respectively.

11.	Derivatives

During the periods presented, the Company’s derivatives were all embedded forward contracts to receive or deliver a fixed amount of cryptocurrency in the future.

Impact of derivatives on the Consolidated Balance Sheets

The following table summarizes the balance sheet impact of derivative instruments outstanding as of June 30, 2025 and December 31, 2024 as measured in U.S. dollar equivalents, none of which were designated as hedging instruments at June 30, 2025:

Consolidated Balance Sheets Location	Notional	Derivative Fair Value	Total
June 30, 2025
Cryptocurrency receivable	76,194	31,441	107,635
Accounts payable (1)	2,561	67	2,628
Accrued liabilities and other current liabilities (1)	8,045	1,008	9,053
Long-term loans (1)	34,757	21	34,778
December 31, 2024
Prepayments and other current assets (1)	92	161	253
Cryptocurrency receivable	46,856	22,726	69,582
Accounts payable (1)	2,528	67	2,595
Accrued liabilities and other current liabilities (1)	5,995	1,568	7,563
Long-term loans (1)	14,015	(16)	13,999

(1)	Represents the portion of the Consolidated Balance Sheet line item that is denominated in cryptocurrency.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

Impact of derivatives on the Consolidated Statements of Comprehensive Loss

Gains and losses on derivative instruments recorded in the Consolidated Statements of Comprehensive Loss were as follows:

	For the six months ended June 30,
	2024	2025
Cryptocurrency receivable	(4,661)	10,264
Accrued liabilities and other current liabilities	(4,566)	(443)
Accounts payable	(776)	(399)
Long-term loans	(4)	(37)
Total	(10,007)	9,385

12.	Ordinary shares

As of June 30, 2025, the authorized ordinary shares are 999,999,675,000, of which 7,675,475,102 shares were issued and 7,035,048,497 shares were outstanding. These outstanding shares consist of (1) 6,723,424,053 Class A ordinary shares and (2) 311,624,444 Class B ordinary shares, which were held by the Chairman and CEO of the Company.

At-the-Market Offering Agreements

On December 23, 2024, the Company entered into an At-the-market offering agreement (the “2024 ATM Agreement”) with Macquarie Capital Limited, Keefe, Bruyette & Woods, Inc., China Renaissance Securities (Hong Kong) Limited, Compass Point Research & Trading, LLC, Craig-Hallum Capital Group LLC, Northland Securities, Inc., Rosenblatt Securities Inc., The Benchmark Company, LLC, and B. Riley Securities Inc. (“B. Riley”) as sales agents (the “sales agents”). The Company issued 50,000,000 ADSs (750,000,000 Class A Ordinary Shares) to its share depositary bank as a reserve in relation to the 2024 ATM Agreement. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued but are treated as escrowed shares for accounting purpose, and therefore, have been excluded from the computation of net loss per ordinary share for accounting purposes. During the six months ended June 30, 2025, the Company issued 21,088,579 ADSs (316,328,685 Class A Ordinary shares) with net proceeds of US$42,222.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

13.	Convertible Preferred Shares

Series A Convertible Preferred Shares

On November 27, 2023, the Company entered into a Securities Purchase Agreement with an institutional investor (the “Buyer”), pursuant to which the Company shall issue and sell to the Buyer up to 125,000 Series A Convertible Preferred Shares (the “Preferred Shares”) in three tranches at the price of US$1,000 for each Preferred Share. According to the Securities Purchase Agreement, the Company will issue 25,000 Preferred Shares (“First Tranche”) to the Buyer on the closing date of the First Tranche (“First Closing Date”). Upon the First Closing Date, the Company is obligated to issue a number of Preferred Shares (“Second Tranche”) that is not less than 25,000 and not more than 50,000 (the “Forward Contract Liabilities”). In connection with the issuance of the Preferred Shares, the Company also should deliver 8,000,000 ADSs (120,000,000 Class A ordinary shares) collectively as pre-delivery shares (the “Pre-delivery Shares”) to the Buyer. The Pre-delivery Shares shall be returned to the Company when the Buyer does not hold any preferred shares.

As of December 31, 2023, all the First Tranche of the Preferred Shares have been converted to Class A ordinary shares of the Company. On January 22, 2024, the Company completed the second tranche of the preferred shares financing. Pursuant to the Second Tranche Preferred Shares Financing, the Company issued 50,000 Preferred Shares in total at the price of US$1,000.00 per Preferred Share and caused The Bank of New York Mellon to deliver an additional 2,800,000 ADSs (42,000,000 Class A ordinary shares) collectively as pre-delivery shares (the “Pre-delivery Shares”), each representing fifteen Class A ordinary shares of the Company, at the price of US$0.00000075 for each ADS. The fair value of the Second Tranche (US$68,496), Forward Contract Liabilities (US$18,496) and Pre-delivery Shares (US$236) upon issuance date in aggregate exceeded the net proceeds from the financing (US$49,860) by US$376, which was recognized as the excess of fair value of Series A Convertible Preferred Shares financing for the six months ended June 30, 2024. For the six months ended June 30, 2024, 49,000 out of the 50,000 Preferred Shares issued pursuant to the Second Tranche were converted to 48,082,902 outstanding ADSs (721,243,530 Class A ordinary shares) at the conversion prices from $0.73 to $1.31, which are the lower of US$1.81 and 92.5% of the lowest daily average market price over 5 days before the conversion. The fair value of the Second Tranche upon the conversion dates was US$86,715, and the change in fair value of the Second Tranche was US$19,733 for the six months ended June 30, 2024. As of December 31, 2024, all of 50,000 Preferred Shares issued pursuant to the Second Tranche were converted to 49,428,105 outstanding ADSs (741,421,575 Class A ordinary shares) at the conversion prices from $0.73 to $1.31, which are the lower of US$1.81 and 92.5% of the lowest daily average market price over 5 days before the conversion.

On September 27, 2024, the Company completed the Third Tranche financing. Pursuant to the Third Tranche Financing, the Company issued 50,000 Preferred Shares in total at the price of US$1,000.00 per Preferred Share. In connection with the Third Tranche closing, the Buyer agreed to return to the Company 2,800,000 ADSs (representing 42,000,000 Class A ordinary shares) of the Pre-Delivery Shares previously delivered to the Buyer. The Company acknowledged that 1,345,203 ADSs of 2,800,000 ADSs of the Pre-Delivery Shares being returned to the Company would be returned in the form of 20,178,045 Class A ordinary shares, which were transferred from ordinary shares to treasury stocks in September and cancelled in November 2024. The remaining 1,454,797 ADSs were returned to the Company in December 2024. The fair value of the Third Tranche (US$78,272) upon issuance date in aggregate exceeded the net proceeds from the financing (US$49,975) by US$28,297, which was recognized as the excess of fair value of Convertible Preferred Shares financing for the year ended December 31, 2024. For the year ended December 31, 2024 and the six months ended June 30, 2025, none of Preferred Shares issued pursuant to the Third Tranche was converted to outstanding ADSs. For the year ended December 31, 2024 and for the six months ended June 30, 2025, the change in fair value of the Third Tranche was US$19,658 and US$5,769, respectively, which was recognized as the changes in fair value of financial instruments other than derivatives.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

The movement of Preferred Shares for the six months ended June 30, 2024 and 2025 consist of the followings:

	Forward Contract Liabilities	Second Tranche
Beginning balance as of January 1, 2024	40,344	—
Fair value upon issuance	—	50,000
Change in fair value	(21,848)	19,733
Conversion to second tranche	(18,496)	—
Converted from forward contract liabilities	—	18,496
Conversion to outstanding ADSs	—	(86,715)
Ending balance as of June 30, 2024	—	1,514

Third Tranche
Beginning balance as of January 1, 2025	68,113
Change in fair value	5,769
Ending balance as of June 30, 2025	73,882

The Company estimate the fair value of the Forward Contract Liability, Second Tranche and Third Tranche using the Monte Carlo model, which involves significant assumptions including the risk-free interest rate, the expected volatility and expected bond yield. The Company classifies the valuation techniques that use these inputs as Level 3.

	Fair Value of Second Tranche
	January 22, 2024 (issuance date)	January 26, 2024 to April 24, 2024 (remeasurement dates)
Risk Free Rate	4.77%	4.77%-5.00%
Volatility	96.44%	96.03%-110.00%
Expected bond yield	9.35%	7.68%-9.53%

Fair Value of Third Tranche
June 30, 2025
(remeasurement date)
Risk Free Rate	4.37%
Volatility	78.56%
Expected bond yield	10.55%

Series A-1 Convertible Preferred Shares

On March 6, 2025, the Company entered into a Securities Purchase Agreement with an institutional investor (“Buyer”), pursuant to which the Company agreed to issue and sell to the Buyer up to 200,000 Series A-1 Convertible Preferred Shares (the “2025 Series A-1 Preferred Shares”) at the price of US$1,000 for each 2025 Series A-1 Preferred Share in two tranches. On the closing date of the first tranche, in connection with the issuance of the Preferred Shares, the Company also should deliver 7,000,000 ADSs (105,000,000 Class A ordinary shares) collectively as pre-delivery shares (the “Pre-delivery Shares”) to the Buyer, and the Buyer shall pay the Company US$0.00000075 for each of the ADSs (the “Pre-Delivery Shares”).

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

On March 10, 2025, the Company closed the first tranche of the 2025 Series A-1 Preferred Shares financing and issued 100,000 Preferred Shares and 7,000,000 Pre-Delivery Shares to the Buyer, raising a total net proceeds of US$99,529. Effective April 30, 2025, the Company and the Buyer have mutually agreed to terminate the agreement with respect to the second tranche.

The fair value of the first tranche of the 2025 Series A-1 Preferred Shares (US$126,886) and Pre-Delivery Shares (US$944) upon issuance date exceeded the net proceeds from the financing (US$99,650) by US$28,179, which was recognized as the excess of fair value of convertible preferred shares for the six months ended June 30, 2025.

For the six months ended June 30, 2025, 70,400 of the first tranche of the 2025 Series A-1 Preferred Shares were converted to 131,802,041 outstanding ADSs (1,977,030,615 Class A ordinary shares) at the conversion prices from $0.50 to $0.93, which are the lower of US$4.00 and 92.5% of the lowest daily average market price over 5 days before conversion. The fair value of the first tranche of the 2025 Series A-1 Preferred Shares upon the conversion dates was US$100,222 and the change in fair value of the first tranche of the 2025 Series A-1 Preferred Shares was US$16,108, which was recognized as the changes in fair value of financial instruments other than derivatives for the six months ended June 30, 2025.

The movement of the first tranche of the 2025 Series A-1 Preferred Shares for the six months ended June 30, 2025 consist of the following:

The first tranche of the 2025 Series A-1 Preferred Shares
Beginning balance as of January 1, 2025	—
Fair value upon issuance	126,886
Change in fair value	16,108
Conversion to outstanding ADSs	(100,222)
Ending balance as of June 30, 2025	42,772

The Company estimates the fair value of the first tranche of the 2025 Series A-1 Preferred Shares using the Monte Carlo model, which involves significant assumptions including the risk-free interest rate, the expected volatility and expected bond yield. The Company classifies the valuation techniques that use these inputs as Level 3.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

	Fair Value of the first tranche of the 2025 Series A-1 Preferred Shares
		March 13, 2025
	March 10, 2025	to June 30, 2025
	(issuance date)	(remeasurement dates)
Risk Free Rate	4.06%	3.95%-4.18%
Volatility	92.09%	91.43%-95.47%
Expected bond yield	11.76%	10.63%-11.74%

14.	Treasury stocks

Share Repurchase Program

On May 27, 2025, the Board of Directors approved a share repurchase program to repurchase in the open market up to US$30 million worth of its outstanding (i) American depositary shares, each representing 15 Class A ordinary shares, and/or (ii) Class A ordinary shares over the next six months starting from May 27, 2025 depending on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with Canaan’s working capital requirements and general business conditions, the relevant rules under United States securities laws and regulations, and the relevant stock exchange rules.

During the six months ended June 30, 2025, 3,123,778 outstanding ADSs (representing 46,856,670 Class A ordinary shares) were repurchased. For the six months ended June 30, 2024 and 2025, 37,869,690 and 69,382,845 restricted share units were transferred from treasury stock to ordinary shares upon vesting, respectively.

15.	Share-based compensation

The following table summarizes restricted share units (“RSUs”) activity during the six months ended June 30, 2025:

	Number of shares	Weighted average grant date fair value
		US$
Outstanding as of January 1, 2025	569,945,385	0.12
Granted	226,487,010	0.07
Forfeited	(6,712,650)	0.13
Vested	(69,382,845)	0.18
Outstanding as of June 30, 2025	720,336,900	0.10

As of January 1, 2025 and June 30, 2025, the Company’s outstanding, and vested and expected to vest share option is 60,000,000. There was no change on the share options during the six months ended June 30, 2025. The exercisable share option is 60,000,000 as of June 30, 2025.

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

16.	Income Taxes

The Company recorded an income tax benefit of US$1,108 and an income tax expense of US$1,478 for the six months ended June 30, 2024 and 2025, representing effective tax rates of (1.3%) and 1.5%, respectively.

The effective income tax rate of 1.5% in 2025 and (1.3%) in 2024 were lower than the statutory income tax rate of 25.0% which was primarily due to additional valuation allowances provided.

17.	Basic and diluted loss per share

Basic and diluted loss per share have been calculated in accordance with ASC 260 on computation of loss per share for the six months ended June 30, 2024 and 2025, as follows:

	For the six months ended June 30,
	2024	2025
Basic loss per share calculation
Numerator:
Net loss	(81,273)	(97,489)
Denominator:
Weighted-average ordinary shares outstanding	3,918,710,608	5,385,963,052
Basic loss per Class A and Class B ordinary share (US$ cent per share)	(2.07)	(1.81)

	For the six months ended June 30,
	2024	2025
Diluted loss per share calculation
Numerator:
Net loss	(81,273)	(97,489)
Denominator:
Weighted-average ordinary shares outstanding	3,918,710,608	5,385,963,052
Weighted-average number of shares used in calculating diluted earnings per Class A and Class B ordinary share	3,918,710,608	5,385,963,052
Diluted loss per Class A and Class B ordinary share (US$ cent per share)	(2.07)	(1.81)

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti- dilutive as of June 30, 2024 and 2025 are as follows:

	As of June 30,
	2024	2025
RSUs	274,983,915	720,336,900
Share options	144,000,000	60,000,000
Convertible preferred shares	17,185,710	2,325,019,875

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

18.	Contingencies

The Company is and, from time to time, may in the future become, involved in other legal proceedings in the ordinary course of business. The Company currently believes that the outcome of any of these existing legal proceedings, either individually or in the aggregate, will not have a material impact on the operating results, financial condition or cash flows of the Company. The Company may incur substantial legal fees, which are expensed as incurred, in defending against these legal proceedings.

19.	Changes in shareholders’ equity

		Ordinary shares		Subscription receivables	Treasury stocks		Additional		Accumulated other		Total
	Note	Number of Shares	Amount	from shareholders	Number of Shares	Amount	paid-in capital	Statutory reserves	comprehensive loss	Accumulated deficit	shareholders’ equity
Balance as of December 31, 2023		3,514,973,327	—	—	257,105,340	(57,055)	653,860	14,892	(43,879)	(219,631)	348,187
Cumulative effect of the adoption of ASU 2023-08		—	—	—	—	—	—	—	—	18,893	18,893
Balance as of January 1, 2024		3,514,973,327	—	—	257,105,340	(57,055)	653,860	14,892	(43,879	(200,738)	367,080
Share-based compensation expense		—	—	—	—	—	14,436	—	—	—	14,436
Repurchase of vested employee restricted share units for tax withholding		(5,530,665)	—	—	5,530,665	(572)	—	—	—	—	(572)
Resale of vested employee restricted share units for tax withholding		5,530,665	—	—	(5,530,665)	572	—	—	—	—	572
Issuance of ordinary shares pursuant to preferred shares financing, net of offering cost	13	721,243,530	—	—	—	—	86,707	—	—	—	86,707
Issuance of ordinary shares pursuant to share lending arrangement	13	42,000,000	—	—	—	—	236	—	—	—	236
Vesting of restricted share units	14	37,869,690	—	—	(37,869,690)	—	—	—	—	—	—
Foreign currency translation		—	—	—	—	—	—	—	(8,986)	—	(8,986)
Net loss		—	—	—	—	—	—	—	—	(81,273)	(81,273)
Balance as of June 30, 2024		4,316,086,547	—	—	219,235,650	(57,055)	755,239	14,892	(52,865)	(282,011)	378,200

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

		Ordinary shares		Subscription receivables	Treasury stocks		Additional		Accumulated other		Total
	Note	Number of Shares	Amount	from shareholders	Number of Shares	Amount	paid-in capital	Statutory reserves	comprehensive loss	Accumulated deficits	shareholders’ equity
Balance as of January 1, 2025		5,364,163,022	—	—	229,281,465	(57,055)	816,363	14,892	(57,456)	(450,490)	266,254
Share Repurchase	14	(46,856,670)	—	—	46,856,670	(2,135)	—	—	—	—	(2,135)
Share-based compensation expense		—	—	—	—	—	13,387	—	—	—	13,387
Repurchase of vested employee restricted share units for tax withholding		(14,859,360)	—	—	14,859,360	(1,030)	—	—	—	—	(1,030)
Resale of vested employee restricted share units for tax withholding		14,859,360	—	—	(14,859,360)	1,030	—	—	—	—	1,030
Issuance of ordinary shares in at-the-market offering, net of offering cost	12	—	—	—	—	—	42,101	—	—	—	42,101
Issuance of ordinary shares pursuant to preferred shares financing, net of offering cost	13	1,977,030,615	—	—	—	—	100,222	—	—	—	100,222
Issuance of ordinary shares pursuant to share lending arrangement	13	105,000,000	—	—	—	—	944	—	—	—	944
Vesting of restricted share units	14	69,382,845	—	—	(69,382,845)	16,544	(16,544)	—	—	—	—
Foreign currency translation		—	—	—	—	—	—	—	319	—	319
Net loss		—	—	—	—	—	—	—	—	(97,489)	(97,489)
Balance as of June 30, 2025		7,468,719,812	—	—	206,755,290	(42,646)	956,473	14,892	(57,137)	(547,979)	323,603

CANAAN INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in thousands, except share and per share data, or as otherwise noted)

20.	Subsequent events

As of the date of this report, all of the first tranche of the 2025 Series A-1 Preferred Shares were converted to 187,321,908 outstanding ADSs (2,809,828,620 Class A ordinary shares). 13,500 of the Third Tranche of Series A preferred shares were converted to 25,231,342 outstanding ADSs (378,470,130 Class A ordinary shares).